FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2003

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: June 10, 2003

BCSC Form 45-102F2 dated May 14, 2003
Press Release Dated May 16, 2003 - Shares for Debt Approved
Material Change Report May 16, 2003
Press Release Dated May 27, 2003 - Cream Minerals Commences 2003 Exploration on Two Southern BC Properties

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

Cream Minerals Ltd. (the “Company”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on May 12, 2003 of 2,209,256 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 14th day of May 2003.

CREAM MINERALS LTD.

By:

“Shannon Ross”

            Shannon Ross, Secretary

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

May 16, 2003

TSX Venture Exchange - Symbol:  CMA

OTC Bulletin Board - Symbol:  CRMXF

U.S. 20-F Registration

Shares for Debt Approved

Cream Minerals Ltd. (CMA-TSX Venture) has received regulatory acceptance to issue a total of 2,209,256 common shares at a price of $0.15 per share, subject to a four-month hold period expiring September13, 2003, in satisfaction of indebtedness in the amount of $331,388.55.  The Company expects that the proposed debt settlement will assist the Company in maintaining the minimum required working capital.

Frank A. Lang, P. Eng

President

For further information please contact:

Investor Relations at t he Lang Mining Group

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400  Email:  Investor@langmining.com

No regulatory authority has approved or disapproved the information contained in this news release

BC FORM 53-901F

Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))
Form 27 (Securities Act (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)
Section 84 (1) of Securities Act (Saskatchewan)

Item 1

Reporting Issuer

Cream Minerals Ltd.
1400 – 570 Granville Street
Vancouver, BC  V6C 3P1

(the “Company”)

Telephone:  (604) 687-4622

Item 2.

Date of Material Change

May 12, 2003

Item 3.

Press Release

May 16, 2003

Item 4.

Summary of Material Change

Cream Minerals Ltd. received TSX Venture Exchange approval of shares for debt transaction

Item 5.

Full Description of Material Change

See attached press release

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Frank A. Lang
President
1400 – 570 Granville Street
Vancouver, BC  V6C 3P1

Telephone:  (604) 687-4622

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

May 16, 2003

“Shannon M. Ross” (signed)

Date                                                                             Signature

Shannon M. Ross

Name

Secretary

Position

Vancouver, British Columbia

Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

May 27, 2003

TSX Venture Exchange - Symbol:  CMA

OTC Bulletin Board - Symbol:  CRMXF

U.S. 20-F Registration

CREAM MINERALS COMMENCES 2003 EXPLORATION

ON TWO SOUTHERN BC PROPERTIES

Cream Minerals Ltd. (CMA-TSX Venture) is pleased to report that it is commencing summer exploration programs on the Goldsmith Property, located near Kaslo, and the Bayonne Aquamarine Project located near Salmo, both in southeastern British Columbia.

The Goldsmith Property contains numerous historic small scale, high-grade gold workings (Lucky Jack, Gold Park, Goldsmith, Swede, etc.) throughout a 3 kilometre long belt of altered volcanic and sedimentary host rocks.  High-grade gold mineralization in the workings is found in numerous quartz veins, which range in size from a few centimetres to 5 metres in width.  Also of interest on the Goldsmith Property are reported historic gold values obtained from the sulphide altered wall rock between and adjacent to the quartz veins.  Historic reports from the early 1900s expound on the amount and size of free gold within these vein networks.  The 1903 Geological Survey of Canada Summary Report describes the original discovery of the Lucky Jack vein as: “The quartz is milky to watery white, carrying a little arsenopyrite, galena and pyrite with, in places, very coarse free gold, liberally splashed through it, in bunches, masses, fibres and plates.  The gold occurs in the pure quartz, in the sulphide, surrounding the sulphides, with inclusions of country rock or along the walls.  The vein has afforded many magnificent specimens of native gold, some of the finest ever found in the province.”

Historic production (BC Minfile Reports) from the Swede group in 1904 was 8 tonnes grading 97.25 g/t gold as well as 15 tonnes grading 93.33 g/t gold and 43.6 g/t silver from the Gold Park workings in 1903-1928.  No post 1928 production has been reported from any of the historic workings.

The Bayonne Aquamarine Property is a new and exciting gemstone project.  Aquamarine and Emerald (blue and green beryl) crystals were located and sampled in intrusive batholiths and dykes by the property vendor.  Fieldwork will consist of a geological crew mapping and sampling the crystals throughout the property.

It is anticipated that the preliminary phase of exploration on both of these properties will be completed by late June, at which time a more detailed program will be prepared.

Frank A. Lang, P. Eng

President

For further information please contact:

Investor Relations at t he Lang Mining Group

Tel:  (604) 687-4622  Fax: (604) 687-4212

Toll Free:  1-888-267-1400  Email:  Investor@langmining.com

No regulatory authority has approved or disapproved the information contained in this news release